ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN
TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

October 4, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

<u>SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**</u>

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Launch of Multichannel Broadcasting Service, SKY PerfecTV! HIKARI, Employing Optical Fiber Networks for Detached Homes in NTT West Service Areas;

2. Total Registrations and Individual Subscribers as of the end of June 2006;

3. Concessions for Victims of Continued Rainfall in Nagano Prefecture in Relation to August Billing Amounts;

4. Concessions for Victims of Continued Rainfall in Kagoshima and Miyazaki Prefectures in Relation to August Billing Amounts;

5. Financial / Business Results (Consolidated) for the First Quarter of the Year Ending March 2007;

dlw 10/25

6. Summary of Business Results for 1Q/FY2006 (Supplemental Information);

7. Financial Summary of 1Q/FY2006 and Our Business Strategy;

8. Introduction of the SKY PerfecTV! DVR Tuner, SKY PerfecTV!'s first high-performance STB with built-in hard disk drive, and the 2 output dish antenna;

9. Launch of an Exclusive Antenna Installation Service for Women by Women;

10. Acquisition of Japan MediArk Co., Ltd. Shares and Assumption of Operations;

11. Total Registrations and Individual Subscribers as of the end of July 2006;

12. Acquisition of Exclusive CS Broadcasting Rights for Five J. League Seasons from 2007 to 2011 and Live Broadcasts of All J1/J2 League Games;

13. Acquisition of Exclusive Broadcasting Rights in Japan for Three UEFA Champions League Seasons from 2006 to 2009;

14. Notice of Management Organization Changes;

15. Notice of Issuance of Stock Options (Common Stock Acquisition Right);

16. Total Registrations and Individual Subscribers as of the end of August 2006; and

17. SKY Perfect Communications Inc. Annual Report 2005

If you have any questions or requests for additional information, please do not hesitate to contact Atsushi Izumi of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1000, facsimile +813-6888-6840). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Atsushi Izumi

Atsushi Izumi

Enclosure

SKY Perfect Communications Inc. OptiCast Inc.

News Release

June 30, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of Multichannel Broadcasting Service, SKY PerfecTV! HIKARI, Employing Optical Fiber Networks for Detached Homes in NTT West Service Areas

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu; "OptiCast"), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") is pleased to announce the commencement of sales for the multichannel broadcasting service that operates over radio frequency (RF) for detached homes using the NTT Group's FLET'S Hikari Premium service in the service area of Nippon Telegraph and Telephone West Corporation (Head Office: Osaka-shi, Osaka; President and Representative Director: Shunzo Morishita; "NTT West"), following on from the launch of the service in the service area of Nippon Telegraph and Telephone East Corporation (Head Office: Shinjuku-ku, Tokyo; President and Representative Director: Toyohiko Takabe; "NTT East"). This follows the completion of the change in registration for the broadcasting business using wired service with the Ministry of Internal Affairs and Communications pursuant to the Law Concerning Broadcast on Telecommunications Services. This service will be marketed by OptiCast Marketing Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuroh Saito), a joint venture marketing company set up in December 2005 by the SKY Perfect Group, NTT East and NTT West. The sale of the service in NTT West service areas will commence on July 1, 2006.

The impact of the commencement of the service on the Company's consolidated financial results for the period ending March 2007 has already been incorporated into the consolidated results forecasts announced on May 12, 2006.

- Areas where the service are scheduled to commence from July 1, 2006:

Osaka

Almost all areas in Toyonaka-shi, Suita-shi, Osaka-shi's Nishiyodogawa-ku, Higashiyodogawa-ku, and Yodogawa-ku, as well as certain areas in Settsu-shi, Osaka-shi's Kita-ku, Konohana-ku, and Fukushima-ku

- Areas where the service are due to commence from October 2006:

Osaka

Almost all areas in Moriguchi-shi, Osaka-shi's Asahi-ku, Ikuno-ku, Joutou-ku, Sumiyoshi-ku, Taishou-ku, Tsurumi-ku, and Higashinari-ku, as well as certain areas in Kadoma-shi, Higashi-Osaka-shi, Osaka-shi's Abeno-ku, Suminoe-ku, Tennouji-ku, Higashi Sumiyoshi-ku, Hirano-ku, Minato-ku, and Miyakojima-ku

Hyogo

Almost all areas in Ashiya-shi, as well as certain areas in Nishinomiya-shi and Takaradzuka-shi

Nagoya

Almost all areas in Nagoya-shi's Chikusa-ku, Tenpaku-ku, and Meito-ku, as well as certain areas in Aichi-gun Tougou-cho, Owariasahi-shi, Nisshin-shi, Nagoya-shi's Kita-ku, Showa-ku, Higashi-ku, Mizuho-ku, Midori-ku, and Moriyama-ku

* SKY PerfecTV! HIKARI service subscribers also need to be signed up for NTT West's FLET'S Hikari Premium Family Type.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

SKY Perfect Communications Inc.

News Release

July 4, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of June 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Hajime Shigemura; "SKY Perfect") announced the number of Total Registrations and Individual Subscribers as of the end of June 2006.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	58,106	48,881
Churn	33,692	24,650
Churn Rate*[3]	9.7%	8.3%
Net Increase	24,414	24,231
Cumulative Total	**4,174,799**	**3,590,080**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	33,689	32,549
Churn	24,703	23,025
Churn Rate*[3]	7.9%	8.5%
Net Increase	8,986	9,524
Cumulative Total	**3,756,082**	**3,269,392**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	22,556	14,469
Churn	8,580	1,216
Churn Rate*[3]	29.3%	5.7%
Net Increase	13,976	13,253
Cumulative Total	**365,354**	**268,400**
Cumulative Total of DTH Services	**4,121,436**	**3,537,792**

Multichannel Broadcasting Service through SKY PerfecTV/ HIKARI *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	1,315	1,288
Churn	60	60
Churn Rate*3	6.0%	6.2%
Net Increase	1,255	1,228
Cumulative Total	**13,309**	**12,768**
Other Wired Broadcasting Services*5	**Total Subscribers*1**	**Individual Subscribers*2**
New Subscribers	546	575
Churn	349	349
Churn Rate*3	10.5%	10.7%
Net Increase	197	226
Cumulative Total	**40,054**	**39,520**
Cumulative Total of Wired Broadcasting Services	**53,363**	**52,288**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV/ HIKARI.

The breakdown of properties that have approved SKY PerfecTV/ HIKARI and properties receiving the service as of the end of June 2006.

SKY PerfecTV/ HIKARI	Properties that have approved service provision*6	Properties currently receiving service*7
Number of properties	489	716
Number of households*8	64,632	53,024

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-939

SKY Perfect Communications Inc.
News Release

July 21 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Concessions for Victims of Continued Rainfall in Nagano Prefecture in Relation to August Billing Amounts

SKY Perfect Communications Inc., together with the 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today submitted the attached press release with respect to the above matter.

The impact of this matter on the Company's consolidated financial results is negligible.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

July 21, 2006
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of Continued Rainfall in Nagano Prefecture in Relation to August Billing Amounts

The 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in municipalities in Nagano Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by continued heavy rainfall. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "SKY PerfecTV! 110" in the area would be exempt from paying their August bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the heavy rainfall.

Details

1. Applicable areas (As of July 20, 2006)
   (1) Suwa-shi, Okaya-shi and Himosuwa-cho of Suwa-gun in Nagano Prefecture.
   (2) Where it is deemed that damage has been incurred similar to that in the above areas as a result of the heavy rainfall.

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

SKY Perfect Communications Inc.
News Release

FILE No.
82—5113

July 25 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Concessions for Victims of Continued Rainfall in Kagoshima and Mizaki Prefectures in Relation to August Billing Amounts

SKY Perfect Communications Inc., together with the 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today submitted the attached press release with respect to the above matter.

The impact of this matter on the Company's consolidated financial results is negligible.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

July 25, 2006
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of Continued Rainfall in Kagoshima and Miyazaki Prefectures in Relation to August Billing Amounts

The 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in municipalities in Kagoshima and Miyazaki Prefectures where the Disaster Relief Act has been applied in the wake of damage caused by continued heavy rainfall. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "SKY PerfecTV! 110" in the area would be exempt from paying their August bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the heavy rainfall.

Details

1. Applicable areas (As of July 22, 2006)
   (1) Okuchi-shi, Izumi-shi, Satsumasendai-shi, Satsuma-cho of Satsuma-gun, Hishikari-cho of Isa-gun and Yusui-cho of Aira-gun in Kagoshima Prefecture
   Ebino-shi of Miyazaki Prefecture
   (2) Where it is deemed that damage has been incurred similar to that in the above areas as a result of the heavy rainfall.

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

(Summary English Translation)

SKY PerfecTV!

Consolidated Business Results of First Quarter for the year ending March 2007

July 26, 2006

Company Name: SKY Perfect Communications Inc.
Code No. 4795 Tokyo Stock Exchange 1st Section
(URL http://www.skyperfectv.co.jp)

*For any inquiries Representative: Masao Nito, President and Representative Director
Contact person: Katsunori Suzuki, General Manager of Finance & Accounting Dept. TEL: (03)5468-7800

1. Matters Relating to the Preparation, etc. of the Quarterly Business Results

① Adoption of Simplified Method of Accounting: None

② Changes of the method of accounting policies compared with the Most Recent Consolidated Fiscal Year: None

③ Changes in Application of Consolidation and Equity Method: Yes

Consolidated (new): 0 Equity Method (new): 1
(excluded): 0 (excluded): 0

2. Business Results for the First Quarter of the Year Ending March 2007 (from April 1, 2006 through June 30, 2006)

(1) Progress of Business Results (Consolidated)

(amounts less than one million yen have been rounded off)

	Operating Revenue		Operating Income		Ordinary Income		Net Income for the Current Quarter (Current Period)	
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*
First quarter of the year ending March 2007	20,985	3.1	53		89		-14	
First quarter of the year ended March 2006	20,354	8.4	-420	-	-208	-	-103	-
(Reference) Year ended March 2006	82,329	11.2	-261	-	106	-97.1	357	-90.4

	Net Income per Share	Net Income per Share (fully diluted)
	(yen)	*(yen)*
First quarter of the year ending March 2007	-6.59	-
First quarter of the year ended March 2006	-48.13	
(Reference) Year ended March 2006	162.56	162.54

(Note) 1: Percentages appearing under Operating Revenue and Operating Income, etc. for the Current Quarter represent the ratio of increase/decrease compared to the same quarter of the prior year.

2: Net Income per Share (fully diluted) for the first quarter of the year ending March 2006 has not been included since net loss has been posted for the relevant quarter.

3: Net Income per Share (fully diluted) for the first quarter of the year ending March 2007 has not been included since net loss has been posted and no dilutive share exists for the relevant quarter.

(Million yen)

Classification of Business Services, etc.	Previous Fiscal Year (Consolidated)					First Quarter of Current Fiscal Year (Consolidated)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	
Customer management business and promotion of digital broadcasting	12,536	12,676	12,524	12,851	50,588	13,134
Business relating to broadcasting of programs	2,282	2,306	2,219	2,264	9,073	2,233
Other platform-related businesses	5,535	5,686	5,817	5,628	22,667	5,617
Total	20,354	20,669	20,561	20,744	82,329	20,985

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

July 26, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for 1Q/FY2006
(Supplemental Information)

1. Number of Subscribers

(Thousands)

	1Q/ FY2005	1Q/ FY2006	Difference	% change
Net Addition (Total Subs.)	74	69	-6	-7.5%
SKY PerfecTV!	48	19	-28	-59.4%
SKY PerfecTV! 110	26	45	19	72.4%
SKY PerfecTV! HIKARI *1	1	4	4	448.9%
Other Wired Services	–	0	0	–
Total Subs. at Period-End	3,898	4,175	277	7.1%
SKY PerfecTV!	3,668	3,756	89	2.4%
SKY PerfecTV! 110	229	365	137	59.8%
SKY PerfecTV! HIKARI *1	2	13	12	713.5%
Other Wired Services	–	40	40	–
New Individual Subs.	127	134	8	6.0%
SKY PerfecTV!	107	89	-18	-17.0%
SKY PerfecTV! 110	19	39	20	109.8%
SKY PerfecTV! HIKARI *1	1	4	4	431.1%
Other Wired Services	–	2	2	–
Number of Churn (Individual Subs	69	80	11	15.9%
SKY PerfecTV!	65	74	9	13.4%
SKY PerfecTV! 110	4	4	1	21.7%
SKY PerfecTV! HIKARI *1	0	0	0	719.0%
Other Wired Services	–	1	1	–
Net Addition (Individual Subs.)	58	54	-3	-5.8%
SKY PerfecTV!	42	15	-27	-64.4%
SKY PerfecTV! 110	15	35	20	131.1%
SKY PerfecTV! HIKARI *1	1	4	3	423.6%
Other Wired Services	–	0	0	–
Individual Subs. at Period-End	3,368	3,590	222	6.6%
SKY PerfecTV!	3,191	3,269	79	2.5%
SKY PerfecTV! 110	176	268	93	52.7%
SKY PerfecTV! HIKARI *1	2	13	11	739.4%
Other Wired Services	–	40	40	–
Churn Rate (Individual Subs.)	8.3%	9.0%	0.7%	–
SKY PerfecTV!	8.2%	9.1%	0.9%	–
SKY PerfecTV! 110	8.6%	7.0%	-1.6%	–
SKY PerfecTV! HIKARI *1	7.5%	6.5%	-1.0%	–
Other Wired Services	–	12.8%	–	–

*1 April 1, 2006In March 2006, SKY Perfect Communications Inc. changed the name of its broadcasting service via FTTH from HIKARI PerfecTV! to SKY PerfecTV! HIKARI. (The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano remain under the name of HIKARI PerfecTV!)

- The 2006 FIFA World Cup Germany™ held over June and July spurred on the further popularization of digital TVs with built-in three-wavelength tuner. This, combined with the promotional benefits of the free recorded broadcasting of World Cup matches and the effect of the aggressive deployment of rental STBs, saw the number of new individual subscribers grow 6.0% compared to the same period last year to 134 thousands subscribers.

- While at 9.0% the churn rate for individual subscribers was somewhat higher than the same period last year, when the churn rate fell on the back of renewal of the monthly program information magazine for subscribers, churn prevention measures at customer centers have also proved effective.

- As a result, the total number of individual subscribers as of the end of June 2006 amounted to 3,590 thousands, a 222 thousand subscriber increase over the end of the same period last year.

2. Business Results

Financial Summary (From April 1 to June 30, 2006)

(Millions of Yen)

Consolidated Results	1Q/ FY2005	1Q/ FY2006	Difference	% change
Revenues	20,354	20,985	631	3.1%
Operating Income (Loss)	-420	53	474	—
Ordinary Income (Loss)	-208	89	297	—
Net Loss	-103	-14	89	—
Total Assets	127,072	121,590	-5,482	-4.3%
Net Asset	—	89,517	—	—
Shareholders' Equity	90,167	—	—	—
Net Cash from Operating Activities	3,009	4,639	1,630	54.2%
Net Cash from Investing Activities	-4,240	-2,913	1,327	—
Net Cash from Financing Activities	-2,347	-1,613	734	—
Cash and Cash Equivalents at Period-End	28,661	40,424	11,763	41.0%

Non-Consolidated Results	1Q/ FY2005	1Q/ FY2006	Difference	% change
Revenues	18,471	18,805	334	1.8%
Operating Income	151	700	548	362.0%
Ordinary Income	428	955	527	123.2%
Net Income	526	902	376	71.5%
Total Assets	119,363	114,189	-5,173	-4.3%
Net Asset	—	90,815	—	—
Shareholders' Equity	92,783	—	—	—

- Thanks to the increase in the total number of individual, subscribers revenues increased 3.1% over the same time last year on a consolidated basis, and 1.8% on a non-consolidated basis.

- The Company moved from a 420 million yen operating loss in the same period last year to post a 53 million yen operating income this period, with an improvement in marketing efficiency overall despite a marginal increase in operating expenses compared to the same time last year due to costs related to the 2006 FIFA World Cup Germany™ and others. In the consolidated ordinary income and loss stakes too, the Company converted a 208 million yen ordinary loss this time last year into an 89 million yen ordinary income this time around. The Company's net loss has also contracted from 103 million yen during the same period last year, to 14 million yen.

- With regards to consolidated cash flows, although the Company posted a net loss for the quarter, the increase in amounts payable and accrued expenses increased cash flows from operating activities to 4,639 million yen, with cash flows from investing activities also improved from the same period last year, when the Company made payments for time deposits and acquired investment securities, to decrease of 2,913 million yen. Cash flows from financing activities came in at decrease of 1,613 million yen. As a result of the above, cash and cash equivalents at the end of this period stood at 40,424 million yen, up 113 million yen on the end of the previous period.

3. Forecast for the Fiscal Year 2006 (from April 1, 2006 to March 31, 2007) <Referential>

(Millions of Yen)

		Results of Fiscal 2005	Forecast for Fiscal 2006	Difference	% Difference
New Individual Subs. (Thousands)		520	530	10	1.9%
Net Addition in Individual Subs. (Thousands)		226	206	-20	-8.8%
Individual Subs. at Period-End (Thousands)		3,536	3,742	206	5.8%
Total Subs. at Period-End (Thousands)		4,106	4,312	206	5.0%
Churn Rate for Individual Subs. (%)		8.6%	8.9%	0.3%	3.5%
Consolidated Results					
Revenues	Semiannual	41,023	43,000	1,977	4.8%
	Annual	82,329	90,000	7,671	9.3%
Ordinary Income (Loss)	Semiannual	-108	-1,100	-992	—
	Annual	106	1,000	894	843.4%
Net Income (Loss)	Semiannual	-323	-800	-477	—
	Annual	357	1,500	1,143	320.2%
Non-Consolidated Results					
Revenues	Semiannual	37,133	38,000	867	2.3%
	Annual	74,377	77,000	2,623	3.5%
Ordinary Income	Semiannual	1,026	1,700	674	65.7%
	Annual	3,261	6,000	2,739	84.0%
Net Income	Semiannual	916	1,700	784	85.6%
	Annual	3,480	6,000	2,520	72.4%
Dividend per Share for the FY		750 yen	750 yen	—	—

* Announced on May 12, 2006 along with the announcement of business results of fiscal year ended March 2006

- Although the Company posted a 14 million yen net loss in the first quarter of this period, the main contributing factors to this, namely the free broadcasting of 2006 FIFA World Cup Germany™ matches and the increase in associated marketing costs, had already been factored into initial forecasts. Figures for the total number of subscribers and average operating fee unit costs are also strong. Therefore, at this point in time, no revisions shall be made to the initial forecasts announced on May 12, 2006 for the interim or full-year periods.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-939

Financial Summary of 1Q/FY2006 and Our Business Strategy

SKY PerfecTV!

July 2006
SKY Perfect Communications Inc.

Section I

Financial Summary of 1Q/FY2005

Summary of Consolidated Statement of Income

	1Q/ FY2005	1Q/ FY2006	Difference	FY2005 (full-year)
Number of New Individual Subscribers (thousands)	127	134	+8	520
Number of Individual Subscribers at Fiscal Year-End (thousands)	3,368	3,590	+222	3,536
Revenues:	20,354	20,985	+631	82,329
Subscriber-Related Revenues	12,536	13,134	+598	50,588
Transmission-Related Revenues	2,282	2,233	-49	9,073
Other Fees and Revenues	5,535	5,617	+81	22,667
Operating Income	-420	53	+474	-261
Ordinary Income	-208	89	+297	106
Net Income	-103	-14	+89	357
Retained Earnings	4,167	2,989	-1,177	4,628
Total Dealing Amount of Subscription Fees and Others	34,631	35,501	+870	139,322
EBITDA	772	1,377	+605	4,868

Results of Consolidated Subsidiaries

(Millions of Yen)

Company Name	SKY Perfect Communi-cations Inc. (Non-con-solidated)	Data Network Center Corpor-ation	SKY Perfect Market-ing Co., Ltd.	Samurai TV Inc.	Pay Per View Japan, Inc.	OptiCast Inc.	Cable Televisio n Adachi Corpor-ation	SKY Perfect Well Think Co., Ltd.	Others*1 *2/ Elimin-ations	Consolid-ated
Major Area of Business		Customer Management	STB Rental Service	Broadcasting	Broadcasting	Content Distribution Services	Cable Television	Content Development and Investments		
% of equity held by SKY Perfect	-	51.0%	51.0%	80.3%	65.0%	100.0%	77.3%	100.0%	-	-
Revenus	18,806	4,151	781	355	4,126	257	762	73	-8,329	20,985
Recurring Income (Loss)	955	322	-169	35	140	-912	114	-43	-353	89
Net Income (Loss)	802	320	-169	35	78	-753	59	-43	-444	-14

*1 Others include SKY Perfect Mobile, Information Network Koriyama, CS Now and other companies that has minor impact on consolidated financial results.

*2 Equity method companies include System Create inc., J SPORTS Broadcasting Corporation and Nikkatsu Corporation.

Number of New Individual Subscribers



(Thousands)
Merger of Cable tv Adachi Subscribers
127
120
160
113
134
39
23
95
30
77
1Q/2005
2Q/2005
3Q/FY2005
4Q/FY2005
1Q/FY2006
SKY PerfecTV! SKY PerfecTV! 110 SKY PerfecTV! HIKARI Other Wired Broadcasting Services

Churn Rate of Individual Subscribers

Quarterly Trend

	1Q	2Q	3Q	4Q	Full-Year
FY2004	9.8%	9.2%	9.7%	8.8%	9.4%
FY2005	8.3%	8.3%	9.7%	8.8%	9.0%
FY2006	9.0%				8.9% (Estimated)



2006 FIFA World Cup Germany
9.4%
9.3%
8.3%
Season-End of Professional Baseball
Fiscal Year-End
FY2005 FY2006
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar

ARPU (CS124/128 + CS110)



Subscription Fee per Subscriber
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,496
3,495
3,408
3,376
3,412
217
278
279
199
268
226
233
1Q FY2005
2Q
3Q
4Q
1Q FY2006
Basic fee
Monthly fee
PPV subscription fee
Revenues from own program



Subscriber-Related Revenues per Subscriber
1,600
1,400
1,200
1,000
800
600
400
200
0
1,405
1,391
1,366
1,367
1,374
217
199
199
193
1Q FY2005
2Q
3Q
4Q
1Q FY2006
Basic fee
Monthly commision
PPV commision
Revenues from own program

SAC (CS124/128 + CS110)



Total SAC
(Millions of Yen)
5,022
4,815
943
730
2,112
1,316
1Q/FY2005
1Q/FY2006
Sales incentives
Promotional expenses
Advertising expenses
Expenses Relating Free Broadcasting



SAC per Subscriber
(Yen)
39,961
26,607
7,508
5,706
16,807
10,282
1Q/FY2005
1Q/FY2006
Sales incentives
Promotional expenses
Advertising expenses

* Figures for FY2005/1Q represent expenses paid by SKY Perfect Communications and SKYPerfect Marketing.
* Public relations costs are excluded from advertising expenses.
* Expenses relating free broadcasting is excluded from SAC per subscriber.

Summary of Consolidated Balance Sheets

Balance Sheets: Consolidated (Millions of Yen)

	1Q/ FY2005	1Q/ FY2006	Difference
Current Assets	58,917	58,379	-538
Fixed Assets	74,253	63,211	-11,042
Total Assets	133,171	121,590	-11,581
Current Liabilities	25,848	28,527	+2,678
Fixed liabilities	8,505	3,545	-4,959
Total Liabiliteis	34,353	32,072	-2,281
Common Stock	50,083	50,083	+0
Capital Surpluses	43,995	43,995	+0
Earned Surpluses	4,628	2,989	-1,639
Treasury Stock	-10,282	-10,282	+0
Total Shareholders' Equity	88,425	86,786	-1,639
Unrealized Gains (Losses) on Securities	5,574	-1,999	-7,573
Minority Interests	4,818	4,730	-87
Net Assets	93,999	89,517	-4,482
Total Liabilities and Net Assets	133,171	121,590	-11,581

* 1Q/FY2005 figures are retroactively adjusted to the newly revised accounting standards.

Summary of Consolidated Cash Flows

Balance Sheets: Consolidated (Millions of Yen)

	1Q/ FY2005	1Q/ FY2006	FY2005
Net cash from Operating Activities	+3,009	+4,639	+3,582
Net Cash from Investing Activities	-4,240	-2,913	+4,981
Net Cash from Financing Activities	-2,347	-1,613	-492
Effect of Exchange Rate Changes	+0	+0	+0
Net Increase in Cash and Cash Equivalents	-3,578	+113	+8,071
Cash and Cash Equivalents at Fiscal Year-End (A)	28,661	40,424	40,310
Cash and Negotiable Securities at Fiscal Year-End (B)	43,169	40,424	40,320
Total Anmount of Fund ((B)+Securities for Financial Instruments)	69,151	60,470	63,046

Section II

Business Strategy

Business Results Forecast for FY2006 --Unchanged from the precious forecast

Number of Subscribers

(Thousands)

	FY2005 Results	FY2006 Forecast
New Individial Subs.	520	530
Net Increase	226	238
Individual Subs. at Fiscal Year-End	3536	3778
Total Subs. at Fiscal Year-End	4106	4488

Annualized Churn Rate (Individual Subscribers)

FY2005 Results	FY2006 Forecast
8.6%	8.9%

Business Results Forecast

	Consolidated			Nonconsolidated		
Interim Period	FY2005 Results	FY2006 Forecast	Difference	FY2005 Results	FY2006 Forecast	Difference
Revenues	41,023	43,000	+1,977	37,133	38,000	+867
Ordinary Income	-108	-1,100	-992	1,026	1,700	+674
Net Income	-323	-800	-477	916	1,700	+784
Full Fiscal Year	FY2005 Results	FY2006 Forecast	Difference	FY2005 Results	FY2006 Forecast	Difference
Revenues	82,339	90,000	+7,661	74,377	77,000	+2,623
Ordinary Income	106	1,000	+894	3,261	6,000	+2,739
Net Income	357	1,500	+1,143	3,480	6,000	+2,520

*1 Forecast of the number of new individual subscribers is 530 thousand.
(SKY PerfecTV! : 250 to 300 thousands, SKY PerfecTV! 110: 180 to 200 thousands, Wired services: 70 to 120 thousands)

*2 Net income is forecasted to go up for increased number of subscribers, expansion in scope of consolidation and efficient allocation of marketing costs are to be realized, though expenses in implementing Mid-Term Vision is also expected to increase.

*3 Annual dividends of ¥750 is forecasted.

SKY Perfect's Basic Perception regarding Structure of Satellite Broadcasting Businesses



Common
STB Production
Transmission
Platform
Broadcasting &Packaging
Production of Programs
Makers
Satellite Operators
SKY Perfect
Broadcasters
Program Providers
Echo-Star
Direc-TV
SES
BskyB
CATV

Market Size [*1] (thousands housholds)	50,000	112,000		24,000
Subscribers [*2] (thousands)	4,174	12,265	15,388	8,099
Approximate Diffusion Rate	8.3%	24.7%		33.7%

*1 As of Mar. 2005 for Japan and Mar. 2004 for U.S. and U.K.
*2 As of Jun. 2006 for Japan and UK and Mar. 2006 for U.S.

Seize the Chance in the Changes in Business Environment – Three-Way Approach



Expansion of B FLETS
Diffusion of terrestrial digital broadcasting
SKY PerfecTV! HIKARI
SKY PerfecTV! 110
SKY PerfecTV! (124128)

New BS Channels / High Definition Broadcasting in CS 124/128 service

- Report issued by the Study Group Concerning Satellite Broadcasting (Ministry of Internal Affairs and Communications) indicates licensing of new BS digital channels in the near future

↓

SKY Perfect Communications has been undertaking platform operation of BS STAR CHANNEL, a BS digital broadcaster. The Company recognizes this provision as a chance to expand its platform business

- Report issued by the Telecommunication Council (Ministry of Internal Affairs and Communications) indicates promoting the shift to high definition broadcasting of CS 124/128 service

↓

SKY Perfect Communication is planning to shift its CS 124/128 service to high definition broadcasting utilizing H.264 technology in 2008

Introduction of the SKY PerfecTV! DVR Tuner

Introduction of the SKY PerfecTV! DVR Tuner with built-in hard disk drive in October 2006

- An approach to new TV lifestyle with DVR function that have an affinity for multichannel broadcasting service
- To enable subscribers watch programs at ones' convenient time

↓

Attract new subscribers to SKY PerfecTV! and promote existing subscribers to replace or to use of a second STB

Greater customer satisfaction / Decrease in subscriber churn / Improvement in ARPU / New subscriber acquisition

Outline of SKY PerfecTV! DVR



■ Main features
- One-touch recording settings from the EPG
- Omakase recording, automatic recording of programs related to pre-registred genre choices and keywords
- Series recording, automatic recording of series of drama and other programs
- Program search function by genres or keywords
- Live pause function, chase playback function,, etc
- 160GB HDD, capable of 90 hours recording on average

■ Distribution channel / Pricing
- Distributed through Valuable DVR Plan of SKY PerfecTV! Rental Service for initial cost of 10,500 yen and 945 yen monthly charge

* Free antenna installation for new subscribers provided.

Responding to Changes in Customer Needs


Existing STB
DVR Tuner

■ **Subscription in multiple rooms— Introduction of 2 output dish antenna**
- Respond to the needs of viewing in two rooms or recording of programs while watching the other program
- Promote multiple subscription in tandem with DVR tuner

■ **Antenna Installation Service for Women by Women**
- Antenna installation service by female staff for new female subscribers (service available in the 23 wards of Tokyo)



Image of the service brochure

SKY PerfecTV! 110

Increasing number of new subscribers by accelerated diffusion of tuners and fortified sales efforts

- Expected volume of shipments for equipments compatible with terrestrial digital broadcasting is 7.4 million* for 2006
  * Estimate by Japan Electronics and Information Technology Industries Association released in Feb. 2006
- Monthly new subscribers in FY2006 doubled or tripled from that of a year before



Number of New SKY PerfecTV! 110 Subscribers
(Thousands)
16
14
12
10
8
6
4
2
0
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
FY2006
FY2005
FY2004

SKY PerfecTV! Hi-Vision

Commencement of "SKY PerfecTV! Hi-Vision

- Second high definition channel on SKY PerfecTV! 110
- Live broadcast of FIBA WORLD CHAMPIONSHIP 2006



STAR CHANNEL HV
Foreign Movies
SKY PerfecTV! Hi-Vision
Soccer games
Martial arts
Japanese Movies
Animation
Music
Drama

Featured high definition programs of all categories, mainly sports and other stations in SKY PerfecTV! 110 Pack

Featured Programs and Contents

- FIBA WORLD CHAMPIONSHIP 2006

Free broadcast of all 80 games. Live broadcast of attention-getting games in HD format



©JABBA/LOC

- Other Sports

European soccer leagues season (Premier League on Aug. 19; Seria A on Aug. 27; UEFA Champions League on Sep. 12 and 13)

J.LEAGUE: broadcast of all J1/J2 games

Japan's Professional Baseball

Golf matches (The Open Championship; PGA Championship; Ryder Cup)



©Getty Images/AFLO



Spitz

- Music/Entertainment/Documentary

Music summer festivals 10 days show (Sep. 15 to 24)

Kids' contents for the summer



©1996 Tsuburaya Prod.

Documentary summer school for kids and parents

- Content Investments (SKY Perfect Well Think)

"BRAVE STORY" (open in July)

"Almost Love" (open in August)

"Deguchi no Nai Umi" (open in August)







Providing a Triple-Play Service

The Triple-Play Service
--A powerful combination of OptiCast and NTT--



Customer
FLET'S
Fiber-To-The-Home Internet service
Broadcasting services
High-speed Internet connections
Hikari Denwa (IP phone service)
OptiCast Inc.

SKY PerfecTV! HIKARI Pack
About 70 channels for 4,590 yen per month (including basic fee and STB rental fee)
SKY PerfecTV! HIKARI Pack Selection
About 50 channels for 3,990 yen per month (including basic fee and STB rental fee)
Free-of-Choice
Basic fee (1,460 yen) + STB rental fee + subscription fee for selected channels

Number of Subscribers of SKY PerfecTV! HIKARI



Condominiums
(Thousands)
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
7.8%
12.2%
13.6%
14.1%
14.4%
15.3%
15.3%
15.9%
13.6%
17.3%
17.4%
18.6%
20.8%
22.9%
23.4%
23.6%
05/3
4
5
6
7
8
9
10
11
12
06/1
2
3
4
5
6
Number of households within properties that have approved service provision
Number of households within properties currently receiving service
Of multichannel broadcasting service subscribers
Subscription rate
Detached Homes
1,000
900
800
700
600
500
400
300
200
100
0
64
439
893
Apr.
May
Jun
Cumulative number of subscribers
Number of new subscribers

SKY PerfecTV! HIKARI - Area Coverage

Tokyo Metropolitan Area



Osaka and Hyogo



Nagoya



Service available as of June 2006 | Commencement of service in July 2006 | Commencement of service in October 2006


Number of NTT's B FLETS Users and Targeting
Number of SKY PerfectTV/ HIKARI Subscribers
Number of NTT's B FLETS Users
(Thousands)
7000
6000
5000
4000
3000
2000
1000
0
840
1,665
3,419
6,119
'04/3
'05/3
'06/3
'07/3 (E)
NTT East
NTT West
Source: Released information by NTT East and We
Number of B FLET'S Users in SKY PerfecTV! HIKARI Service Area
As of the end of FY2005
700 thousands
(Estimated)
For FY2006
500 thousands New Users
(Estimated)
25
© 2006 SKY Perfect Communications Inc., All Rights Reserved


Sales Channels of SKY PerfecTV! HIKARI
OpitiCast Marketing Inc.
NTT East NTT West
ISPs
Home Appliance Stores
Trading Companies (Shosha)
Direct Sales
Call Center
TV ads
Newspaper ads
Magazine ads
Ad flyers
Website
Inbound Calls
PC Sales Floor
AV Sales Floor
Outbound Calls Telephone Marketing
Door-to-Door Sales
Call Center
TV ads
Newspaper ads
Magazine ads
Ad flyers
B FLETS Users
[redacted]
DM
E-mail newsletter
Outbound calls
Telephone marketing
Outbound Calls Telephone Marketing
Outbound Calls Telephone Marketing
Door-to-Door Sales
[redacted]
Event Participation
[redacted]
[redacted]
26
© 2006 SKY Perfect Communications Inc., All Rights Reserved

Wired Services

	FTTH		CATV	
Business Model	Broadcasting Service Using NTT Opitical Fiber Network	Broadcasting Service Using Optical Fiber Network owned by Electronic Power Companies and others	Cannel Lease	Trans-Modulation
Law	Law Concerning Broadcast via Telecommunications Carriers' Facilities		Broadcast Law	
Entity of Broadcasting	OpitiCast			CATV
Sales Promotion	OpitiCast Marketing	OpitiCast		CATV
Customer Management/ Billing	DNCC			
Service Area (example)	Tokyo, Osaka, Nagoya (Koriyama)	Fukuyama (Energia Communications)	CCY Achi-Mura	Cable television Adachi
Classification on Subscriber Release	SKY PerfecTV! HIKARI Service			Other Wired Services
Individual Subscribers (thousands)	13	1	0	40

General Notes to This Material

- Financial information in this material is prepared under Japanese GAAP unless mentioned otherwise.
- "Sales Incentives" mean sales incentives paid to the manufacturers and retailers of our set-top boxes according to the number of new subscribers and are Commissions to Sales Agents in the "Major Items and Amount out of the Sales and General Expenses" in the note of the financial statements.
- Number of Subscribers

  Number of Individual Subscribers

  Subscribers who agreed with Pay-Subscription Agreement and have been actually paying subscription fee.

  Number of Total Registrations:

  The total numbers of provisional subscribers before executing Pay-Subscription Agreement, institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.
- "Total Dealing Amount of Subscription Fees" is used to represent the scale of the subscription fees of our company for convenience and previously called as "Total Billing Amount of Subscription Fees", meaning Subscription Fees (Flat, PPV and Own content) + Registration Fee + Basic Fee + Corporate Subscription Fee, in this presentation material.

  EBITDA was calculated as Operating profit(loss) +Depreciation expenses to Net profit(loss) + loss of minority interests + Corporate tax, Resident tax and Business tax + Interest payment + Depreciation expenses.
- Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not limited to the above.

<For any inquiries about this material or investor relations of our company>

SKY Perfect Communications Inc. PR & IR Department
(E-mail : ir@skyperfectv.co.jp TEL : +81-3-5468-7800)

FILE No.
82—5113

July 27, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Introduction of the SKY PerfecTV*!* DVR Tuner, SKY PerfecTV*!*'s first high-performance STB with built-in hard disk drive, and the 2 output dish antenna
--Available through the SKY PerfecTV*!* rental service from October 1, 2006--

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito; "SKY Perfect") is pleased to announce the development of the SKY PerfecTV! DVR Tuner (SP-DV100S), a high-performance set-top box ("STB") with built-in hard-disk drive, which will be made available through the Company's rental service from October 1, 2006.

The SKY PerfecTV! DVR Tuner is a high-performance STB equipped with a built-in hard-disk drive (160GB) that supports SKY PerfecTV! (124/128 services) multichannel digital broadcasting services, and is capable of recording some 90 hours of programming on average. In addition to the device's standard features, which include "keyword-based program searches and one-touch recording" using the electronic program guide (EPG) function and "chase playback" functions, it is also equipped with an "*omakase* recording" function that automatically records programs based on certain genres or keywords, and a "series recording" function, where series will be automatically recorded when the user has entered part of the series title. The SKY PerfecTV! DVR Tuner gives users an easier and more convenient way to ensure that they do not miss out on the wide range of programs broadcast over SKY PerfecTV! (124/128 services), through which users have access to some 280 channels.

The SKY PerfecTV! DVR Tuner will be available through SKY PerfectTV! Rental Service, and requires users to pay a rental charge (initial charge of 10,500 yen, plus a monthly charge of 945 yen, both inclusive of consumption tax) as well as separate subscription fees.

In conjunction with the launch of the SKY PerfecTV! DVR Tuner, SKY Perfect is also introducing the 2 output dish antenna to meet the needs of those customers who want to watch SKY PerfecTV! in multiple rooms. The device allows two STBs to be connected up to one antenna. SKY Perfect will offer free standard installation of the 2 output dish antenna to new SKY Perfect! DVR Tuner subscribers and subscribers wanting to use SKY PerfecTV! DVR Tuner as a second STB.

SKY Perfect Communications Inc.

News Release

With the introduction of the SKY PerfecTV! DVR Tuner and 2 output dish antenna, SKY Perfect will continue to offer new and more convenient modes of viewing to users in the future, by providing more opportunities for multichannel viewing in the home and by promoting viewing over multiple STBs.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

SKY Perfect Communications Inc.

News Release

(Reference)

• Main Features of SKY PerfecTV! DVR Tuner

1. One-touch recording settings from the EPG
   Users can use the EPG to set the DVR tuner to record their favorite programs broadcast over the 280 channels aired over SKY PerfecTV! (124/128 services).
2. *Omakase* recording
   The 25 search keys can be used for the automatic recording of programs related to pre-registered genre choices or keywords.
3. Series recording
   The 25 search keys can be used for the automatic recording of series on any channel and at any time, when users have entered part of the series title.
4. Program search function
   Users can enter genres or keywords to search for programs they want to watch.
5. Live pause function
   Recording (temporary storage) will begin if the user presses the pause button on their remote control whilst viewing a program. Then when the user presses the pause button again to resume viewing, the program will start up again from the scene where it had been paused. (Up to 90 min.)
6. Chase playback
   Programs recorded and saved in the hard disk can be played back from the start of the program without having to wait for recording to finish.

• Main Specifications of SKY PerfecTV! DVR Tuner

- Model: SP-DV100S
- External dimensions (W×H×D): Main unit: 430×64×328mm
- Reception: SKY PerfecTV! (124/128 services) and SKY PerfecTV! HIKARI
- HDD: 160GB (Capable of 90 hours recording on average)
- Output terminal: Video/Audio (S Video)×2 , Digital audio output×1.
- Power supply: 100V AC, 50/60Hz
- Power consumption: 32W



The SKY PerfecTV! DVR Tuner high-performance receiver with built-in HDD (SP-DV100S



The 2 output dish antenna that allows two STBs to be connected up to one antenna.

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

July 27, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of an Exclusive Antenna Installation Service for Women by Women
--Orders can be placed through the SKY PerfecTV! rental service from August 25, 2006--



SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito; "SKY Perfect") is pleased to announce that on August 25, 2006, SKY Perfect will begin taking applications for the exclusive antenna installation service for women by omen through the company's rental services. This service offers antenna installation only by female personnel.

This exclusive antenna installation service is a new service whereby SKY Perfect dish antennas will only be installed by female personnel, offered in response to calls from the Company's recently burgeoning ranks of female subscribers who do not like the idea of having male personnel they do not know come into their homes to perform antenna installation work. The female personnel is teamed with a male counterpart, who waits outside during customer visits while the female staff member performs the installation. This service is only open to female subscribers and only covers verandah installations. Applications can be placed over the telephone. This service is aimed primarily at single women living on their own in Tokyo's 23 wards and housewives that do not want men coming into their homes during the day. While standard antenna installation through the rental service is provided free of charge (only to new subscribers), this exclusive antenna installation service option attracts a 5,250 yen charge (including consumption tax). Applications will open on August 25, 2006, with this service initially being offered across the 23 wards of Tokyo.

SKY Perfect has eliminated the impediments to women subscribing to the Company's services, namely the need for dish antennas and set-top boxes ("STBs") to be purchased and dish antennas to be installed, by offering a STB rental service, and through this, together with the exclusive antenna installation service, offers SKY Perfect's female customers added peace of mind.

SKY Perfect Communications Inc.

News Release

* SKY PerfecTV! Rental Service: A service that makes subscribing to SKY PerfecTV! easy with no need to purchase an STB and dish antenna set (which can be rented for 315 yen/month), free standard antenna installation and connection, and free replacement of faulty equipment.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

SKY Perfect Communications Inc.

News Release

July 31, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of Japan MediArk Co., Ltd. Shares and Assumption of Operations

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo: President and Representative Director: Masao Nito; "SKY Perfect") announces its decision to acquire from Jiji Press, Ltd. (Head Office: Chuo-ku, Tokyo; Representative Director and President: Seizo Wakabayashi: "Jiji Press") all issued shares of Japan MediArk Co., Ltd. (Head Office: Chuo-ku, Tokyo; Representative Director and President: Ryuuji Nakamura; Paid-in capital: 10 million yen; "Japan MediArk"), a 100% subsidiary of Jiji Press and contract broadcaster for 110-degree CS digital broadcasting, and the completion today of the acquisition of shares from Jiji Press.

Japan MediArk was established in February 2000 and commenced BS digital broadcasting and 110-degree CS digital broadcasting, but wrapped up broadcasting of BBC Japan, which it had broadcast over the 110-degree CS digital broadcasting service "SKY PerfecTV! 110", on April 30, 2006. Based on an agreement reached between SKY Perfect and Jiji Press, SKY Perfect will acquire all shares in Japan MediArk and take over the management and transmission of Japan MediArk's broadcasting business.

In the Mid-Term Vision (FY2005-2010) announced on January 26, 2005, SKY Perfect established a clear management policy for the active expansion of investment in and partnerships with broadcasters to strengthen the DTH business. Following this assumption of operations, SKY Perfect will now examine specific initiatives for the expansion of high-definition 110-degree CS digital broadcasting, etc., and will continue to work on making services even more appealing.

The effect of this matter on our Company's consolidated performance for the fiscal year ending March 2007 is negligible.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

FILE No.
82—5113

SKY Perfect Communications Inc.

News Release

August 2, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of July 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of July 2006.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	41,969	32,302
Churn	40,308	30,737
Churn Rate*[3]	11.6%	10.3%
Net Increase	1,661	1,565
Cumulative Total	**4,176,460**	**3,591,645**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	19,690	18,380
Churn	29,024	26,911
Churn Rate*[3]	9.3%	9.9%
Net Increase	-9,334	-8,531
Cumulative Total	**3,746,748**	**3,260,861**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	20,206	11,942
Churn	10,877	3,424
Churn Rate*[3]	35.7%	15.3%
Net Increase	9,329	8,518
Cumulative Total	**374,683**	**276,918**
Cumulative Total of DTH Services	**4,121,431**	**3,537,779**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	1,524	1,448
Churn	83	78
Churn Rate*[3]	7.5%	7.3%
Net Increase	1,441	1,370
Cumulative Total	**14,750**	**14,138**

Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	549	532
Churn	324	324
Churn Rate*[3]	9.7%	9.8%
Net Increase	225	208
Cumulative Total	**40,279**	**39,728**
Cumulative Total of Wired Broadcasting Services	**55,029**	**53,866**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of July 2006.

SKY PerfecTV! HIKARI	Properties that have approved service provision*[6]	Properties currently receiving service*[7]
Number of properties	512	759
Number of households*[8]	65,520	57,249

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-939

FILE No.
82—5113

SKY Perfect Communications Inc.

News Release

August 15, 2006

Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of Exclusive CS Broadcasting Rights for Five J.League Seasons from 2007 to 2011 and Live Broadcasts of All J1/J2 League Games

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito) is pleased to announce that it has today reached an agreement with the Japan Professional Football League with respect to the acquisition of exclusive CS (communication satellite) broadcasting rights, exclusive IP Internet broadcasting rights, and exclusive mobile broadcasting rights in Japan for five J.League (J1/J2) seasons from 2007 to 2011. J.League is one of Japan's most prominent professional sports leagues. The details are provided in the attached news release.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-939

SKY PerfecTV!

August 15, 2006

News Release

Acquisition of Exclusive CS Broadcasting Rights for Five J.League Seasons from 2007 to 2011 and Live Broadcasts of All J1/J2 League Games!

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito; "SKY Perfect") has today reached an agreement with the Japan Professional Football League in regards to the acquisition of exclusive CS broadcasting rights, exclusive IP Internet broadcasting rights, and exclusive mobile broadcasting rights in Japan for five J.League (J1/J2) seasons from 2007 to 2011. J.League is one of Japan's most prominent professional sports leagues.

Starting from the 2007 season, SKY Perfect will provide live broadcasts of all J1/J2 league games, something only SKY Perfect is capable of doing, and hopes to increasingly cater to what fans around the country want. As J.League's official broadcaster, SKY Perfect will provide our full-scale support for J.League's One Hundred Year Vision, just as we hope to contribute to the development of the J.League, the respective club teams, and of soccer culture right across Japan.

Details of Broadcasting Rights --Five Seasons from 2007 to 2011--

- Exclusive CS broadcasting rights: Right to broadcast all J1/J2 league games
- Exclusive IP Internet broadcasting rights: Right to broadcast all J1/J2 league games
- Exclusive mobile broadcasting (distribution) rights: Right to broadcast all J1/J2 league games

* The details of broadcasts, viewing methods, and the sublicensing of some rights for the 2007 and after season will be announced once decisions have been finalized.

FILE No.
82—5113

SKY Perfect Communications Inc.
News Release

August 23, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of Exclusive Broadcasting Rights in Japan for Three UEFA Champions League Seasons from 2006 to 2009

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito) is today pleased to announce the acquisition of exclusive TV broadcasting rights, IP broadcasting rights (Video on demand (VOD) rights and live streaming rights), and mobile broadcasting rights in Japan for three UEFA Champions League seasons starting from the 2006-2007 season. The details are provided in the attached news release.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

SKY PerfecTV!

August 23, 2006

News Release

Acquisition of Exclusive Broadcasting Rights in Japan for UEFA Champions League Seasons 2006 to 2009 (2006-2007 Season to 2008-2009 Season)

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito; "SKY Perfect") is today pleased to announce the acquisition of exclusive TV broadcasting rights, IP broadcasting rights (Video on demand (VOD) rights and live streaming rights), and mobile broadcasting rights in Japan for three UEFA Champions League seasons starting from the 2006-2007 season.

When the 2006-2007 season gets underway, SKY Perfect will broadcast all 125 games. All games in the finals tournament through from the Best 16 stage to the Final will be broadcast live, as well as at least eight games in each of the group rounds. A range of other programs will also be on offer, including highlight features and tie-in programs. Plus, as this season kicks off on Tuesday September 12, SKY Perfect will broadcast all eight games live free of charge.

SKY Perfect has decided to sublicense some of its CS (communication satellite) broadcasting rights to J SPORTS Broadcasting Corporation, its terrestrial TV broadcasting rights to Fuji Television Network, Inc. and IP broadcasting rights to Plala Networks Inc.

The UEFA Champions League is Europe's premier soccer tournament, followed passionately by soccer fans right around the world, and now the curtain is about to be raised on the UEFA Champions League 2006-2007 Season.

With SKY Perfect providing one of the world's most extensive live soccer coverage, you won't want to miss our Champions League coverage.

Details of the Broadcast

■Broadcast Details: One of the world's most extensive live soccer coverage

Live broadcasts of all games in the finals tournament from the Best 16 through to the Final.

Broadcasts of all 125 games.

Live broadcasts of at least eight games in each of the group rounds.

A range of highlight features and tie-in programs.

■Broadcast Channels: Ch.180 – 186 Perfect Choice

Ch.308 J sports Plus

■Viewing Options: World Soccer Set 4,700yen / month

UEFA Champions League Set 1,890yen / month

FILE No.
82—5113

SKY Perfect Communications Inc.

News Release

August 30, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Management Organization Changes

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) announces the following organizational changes as of September 1, 2006.

1. Organizational changes
    - The Programming and Coordination Group, the Broadcasting Business Group and the Business Development Group are abolished while the Broadcasting Group is established.
    - The Programming and Coordination Department, the CS 110° Programming Department, the Customer Satisfaction Promotion Department, the Program Information Center, the Business Development and Promotion Department and the Business Investment Department are abolished and the Content Business Department, the Business Planning Department, the Business Administration Department, the Customer Service Department and the Digital Media Department are established.
    - The Content Business Department, the Business Planning Department, the Broadcasting Business Department, the Business Administration Department, the Customer Service Department, the Digital Media Department and the Market Research Department are under the Broadcasting Group.

2. Appointment of executives (The underlined section and position are newly established.)

Title	Name	Duties and Responsibilities
Chairman and Representative Director	Hiroyuki Shinoki	Internal Audit Dept., Privacy Compliance Dept., SKY PerfecTV! Tokyo Media Center Construction Arrangement Dept. and Technology & Development Group
President and Representative Director	Masao Nito	Corporate Planning Dept. and Affiliates Administration Dept.

Vice President and Director	Hajime Tanabe	Broadcasting Group and Sales Group
Managing Director	Ryoji Hirabayashi	Finance & Control Group
Advisor and Director	Yasushi Hosoda	
First Senior Executive Officer	Junichi Watanabe	President and Representative Director of affiliated companies — SKY Perfect Well Think Co., Ltd., Samurai TV Inc. and Pay Per View Japan, Inc.
Senior Executive Officer	Toshikuni Shimizu	General Manager of Finance & Control Group and President and Representative Directors of affiliated companies — CS Now Corporation and Japan MediArk Co., Ltd.
Senior Executive Officer	Masafumi Kawanishi	General Manager of Sales Group
Senior Executive Officer	Akira Tanaka	General Manager of Broadcasting Group
Senior Executive Officer	Keiichiro Demizu	President and Representative Director of OptiCast Inc.
Executive Officer	Uju Yamazaki	President and Representative Director of SKY Perfect Mobile Inc.
Executive Officer	Shuhei Yamaura	General Manager of Technology & Development Group

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

· **Organizational Chart (As of September 1, 2006)**



Shareholders' Meeting
Board of Auditors
Auditors
Board of Directors
Compensation Advisory Committee
Candidate Advisory Committee
Governance Advisory Committee
Chairman
Internal Audit Department
Compliance Committee
President
Management Committee
Information Disclosure Committee
Risk Management Committee
Personal Information Management Committee
Information Security Management Committee
Finance & Control Group
Broadcasting Group
Sales Group
Technology & Development Group
Corporate Planning Dept.
Affiliates Administration Dept.
Privacy Compliance Dept.
SKY PerfecTV! Tokyo Media Center Construction Arrangement Dept.
Legal Dept.
Human Resources & General Affairs Dept.
Finance & Accounting Dept.
Public Relations & Investor Relations Dept.
Content Business Dept
Business Planning Dept.
Broadcasting Business Dept.
Business Administration Dept.
Customer Service Dept.
Degital Media Dept.
Market Analysis Dept.
Advertising & Promotion Dept.
Sales Planning & Control Dept.
Sales Dept.
CS 110° Sales promotion Dept.
Broadcasting & Production Technology Dept.
Platform Systems Dept.
Information Technology Dept.
Platform Technology Dept.

SKY Perfect Communications Inc.

News Release

August 30, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Issuance of Stock Options (Common Stock Acquisition Right)

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) announces that a meeting of the Board of Directors held today on August 30, 2006 adopted the following resolution relating to common stock acquisition rights to be issued as stock options to the Company's directors and executive officers in accordance with Paragraphs 1 and 2 of Article 238 and Paragraph 1, Article 240 of the Corporate Law.

1. Reason for issuing the common stock acquisition rights

The common stock acquisition rights will be offered for the objective of enhancing motivation and willingness to improve the Company's performance.

2. Terms of issuing the common stock acquisition rights

(1) Total number of common stock acquisition rights to be issued

1,180

The total number mentioned above represents the number of such rights expected to be allocated. If there is no application for underwriting or any decrease in the total number of common stock acquisition rights to be allocated, the total number of such rights to be issued will be the total number of actually allocated common stock acquisition rights.

(2) Class and number of shares to be issued or transferred for the common stock acquisition rights

1,180 shares of common stock of the Company

The class and number of shares to be acquired per common stock acquisition right (hereinafter referred to as "the number of target shares") shall be one share of common stock of the Company.

If the Company splits or consolidates its common stock, the number of target shares shall be adjusted according to the following formula:

[Number of shares after adjustment] = [Number of shares before adjustment] x [Ratio of split or consolidation]

Provided that the Company makes gratuitous allocation of share, that the Company executes a merger, corporate separation, stock swap or stock transfer (hereinafter collectively referred to as "merger, etc."), or that it is necessary to adjust the number of target shares for any other reason, the Company may make adjustment to the extent reasonable in consideration of the terms of gratuitous allocation of shares or the merger, etc.

However, any fraction less than one share arising as a result of such adjustment shall be rounded down to the nearest whole number.

(3) Amount to be paid in exchange for one common stock acquisition right
No monetary payment shall be required.

(4) Value of assets to be acquired at the time of exercising common stock acquisition rights

The assets to be acquired at the time exercising common stock acquisition rights shall be limited to money. The value of the asset to be acquired shall be calculated by multiplying the amount to be paid per common stock acquisition right exercised (hereinafter referred to as "the exercise price") by the number of target shares.

The exercise price shall be 1.05 times of the average of closing prices of the common stock of the Company in regular trading on the Tokyo Stock Exchange for each day (excluding days on which there is no such closing price) of the full calendar month prior to the issuing of common stock acquisition rights. Any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest whole number. However, if the calculated price is lower than the closing price on the day before the issuance of common stock acquisition rights (or the closing price on the immediate preceding trading day if there is no closing price on the said date), the exercise price shall be the said closing price.

Upon stock split or consolidation, the exercise price shall be adjusted by the following formula in accordance with the ratio of split or consolidation, and any fraction of less than one yen arising as a result of such calculation shall be rounded up to the nearest whole number.

$$\text{[Exercise price after adjustment]} = \text{[Exercise price before adjustment]} \times \frac{1}{\text{[Ratio of split or consolidation]}}$$

If the Company issues new shares of its own stock or disposes of treasury stock at a price lower than the market price, the above exercise price shall be adjusted according to the following formula and any fraction of less than one yen arising as a result of such calculation shall be rounded up to the nearest whole number. This adjustment shall also apply in the event of gratuitous allocation of shares and shall not apply in the event of transferring treasury stock under the provision on the request for sale of less-than-a-full-unit of shares by a shareholder having less-than-a-full-unit of shares in Article 194 of the Corporate Law or in the event of conversion or exercise of securities convertible to shares of the Company's stock or common stock acquisition rights, including those attached to corporate bonds with such rights, that entitle their holders to request issuance of such securities or shares of the Company's stock.

$$\text{[Exercise price after adjustment]} = \text{[Exercise price before adjustment]} \times \frac{\text{[Number of issued shares]} + \frac{\text{[Number of newly issued shares]} \times \text{[Amount to be paid per share]}}{\text{[Market price]}}}{\text{[Number of issued shares]} + \text{[Number of newly issued shares]}}$$

In the above formula, the *number of issued shares* shall be the value obtained by subtracting the number of shares of treasury stock owned by the Company from the total number of shares that have been issued by the Company. In the case of disposal of treasury stock, the *number of issued shares* shall refer to the number of shares of treasury stock subject to disposal.

When it is necessary to adjust the above-mentioned exercise price for reasons of the Company's merger or any other event, it is permissible to make the adjustment to the reasonable extent in consideration of the conditions of the merger or the other event.

(5) Period for exercising common stock acquisition rights
From October 1, 2008 to September 30, 2012

(6) Conditions for exercising common stock acquisition rights

1) A person who was allocated common stock acquisition rights (hereinafter referred to as "common stock acquisition right holder") will be able to exercise such rights even after losing his or her position as the Company's director or employee. Provided however, if either of following applies to the common stock acquisition right holder, the person will not be able to exercise common stock acquisition rights subsequently:

i) A director is removed from the position or an employee is requested to resign or is dismissed.

ii) A director or an employee commits an act that is against the Company or that harms the Company's interests, such as assuming the post of a director, auditor, employee, advisor, contract

employee, consultant or suchlike of a competitor of the Company. However, this is limited to a case in which such person commits the act deliberately in conflict with the instructions or interests of the Company.

2) The conditions regarding the exercise of common stock acquisition rights by a successor to any common stock acquisition right holder shall be subject to the agreement stipulated in 3) below.

3) Other conditions regarding exercise of rights shall follow the contract concluded between the Company and the common stock acquisition right holder.

(7) Matters regarding the capital and the capital reserve increased in the event of issuing shares upon the exercise of common stock acquisition rights

The increase in capital after issuing shares upon the exercise of common stock acquisition rights shall be half the limit of the increase in capital, etc. calculated under Paragraph 1, Article 40 of the Corporate Calculation Regulations. Any fraction of less than one yen arising as a result of the calculation shall be rounded up to the nearest whole number. In this event, the increase in capital reserve shall be the amount calculated by subtracting the increase in capital from the above limit on increase in capital, etc.

(8) Limit on transfer of common stock acquisition rights

The transfer of common stock acquisition rights requires the approval of the Company.

(9) Reasons for acquisition of common stock acquisition rights

1) If the Company's General Meeting of Shareholders approves any proposed merger agreement with the Company as non-surviving party, on an agreement for the break-up of the Company involving absorption, on a plan for the break-up of the Company involving start-up, on a stock swap agreement or on a stock transfer plan aimed at making the Company a wholly-owned subsidiary, the Company may acquire common stock acquisition rights with consideration on the day separately determined by the Company's Board of Directors. This provision shall also apply if any such proposal that requires no approval of the General Meeting of Shareholders is endorsed by the Board of Directors.

2) The Company may acquire common stock acquisition rights in whole or in part without consideration on the day separately specified by the Company's Board of Directors. In the event where the Company acquires part of such rights, the scope of common stock acquisition rights to be obtained by the Company shall be determined by a resolution of the Company's Board of Directors.

(10) Issuance of common stock acquisition rights upon merger (limited to the case in which the Company is a non-surviving party), corporate separation involving absorption or start-up, stock swap or stock transfer and conditions for such issuance

In the event of merger (limited to the case in which the Company ceases to exist after the merger), corporate separation involving absorption or start-up, stock swap or stock transfer (hereinafter collectively referred to as "act of reorganization"), the following policy shall apply to the issuance of common stock acquisition rights of the surviving stock corporation after the merger, the stock corporation set up following the merger, the stock corporation taking over whole or part of the rights and obligations concerned with the business of the stock corporation subject to corporate separation involving absorption, the stock corporation launched following the corporation separation involving start-up, the stock corporation acquiring all issued shares of the stock corporation subject to stock swap or the stock corporation set up following the stock transfer (hereinafter collectively referred to as "the reorganized company"). However, this provision shall apply solely if the Company's General Meeting of Shareholders approves the proposal seeking approval of a merger agreement, a consolidation agreement, an agreement on corporate separation involving absorption, a plan for corporation separation involving start-up, a stock swap agreement or a stock transfer plan with a provision for compliance with the following policy.

1) Number of common stock acquisition rights of the reorganized company to be issued:

Identical to the number of common stock acquisition rights owned by holders of the remaining common stock acquisition rights

2) Class of shares of the reorganized company to be issued or transferred for common stock acquisition rights:

Common shares of the reorganized company

3) Number of shares of the reorganized company associated with common stock acquisition rights:
To be determined according to the provision in (3) above in consideration of the conditions of the act of reorganization

4) Value of the assets to be acquired in the event of exercising any single common stock acquisition right:
The asset to be acquired in the event of exercising common stock acquisition rights shall be money. The value shall be determined according to the provisions in (4) in consideration of the conditions of the act of reorganization.

5) Period for exercising common stock acquisition rights:
From either the start date of the period for exercising common stock acquisition rights specified in (5) above or the effective date of the act of reorganization, whichever is the latter, to the date of expiration of the period for exercising common stock acquisition rights specified in (5) above

6) Matters relating to the capital and the capital reserve increased in the event of issuing shares upon exercise of common stock acquisition rights:
To be determined according to the provisions in (7) above

7) Limit on transfer of common stock acquisition rights:
The transfer of common stock acquisition rights requires the approval of the reorganized company.

8) Other conditions for exercising common stock acquisition rights and reasons for acquisition of new stock acquisition rights:
To be determined in line with the provisions in (6) and (9) above

(11) Date of allocation of common stock acquisition rights
October 1, 2006

(12) Issuance of certificates of common stock acquisition rights
No certificates of common stock acquisition rights shall be issued.

(13) Treatment of fractions
Any fraction less than one share included in the number of shares to be issued to common stock acquisition holders after exercising common stock acquisition rights shall be rounded down to the nearest whole number.

(14) Persons who will receive common stock acquisition rights
A total of 12 persons, consisting of six directors of the Company, expected to be allocated a total of 685 rights, and six executive officers, expected to be allocated 495 rights in total.

(Note 1)
Common stock acquisition rights will be issued to the Company's directors within the limit concerning the number and details of common stock acquisition rights and the total amount approved by the General Meeting of Shareholders held on June 27, 2006 as non-cash remuneration to directors.

(Note 2)
The amount to be paid in exchange for one common stock acquisition right set out in (3) above constitutes no condition particularly beneficial to the persons to which such rights are issued.

(Note 3)
The value of assets to be acquired at the time of exercising common stock acquisition rights stipulated above will be fixed on October 1, 2006.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-939

FILE No.
82—5113

SKY Perfect Communications Inc.

News Release

September 4, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of August 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of August 2006.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	39,946	29,152
Churn	40,666	29,080
Churn Rate*[3]	11.7%	9.7%
Net Increase	-720	72
Cumulative Total	**4,175,740**	**3,591,717**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	19,286	17,378
Churn	28,572	25,796
Churn Rate*[3]	9.2%	9.5%
Net Increase	-9,286	-8,418
Cumulative Total	**3,737,462**	**3,252,443**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	18,866	9,952
Churn	11,619	2,812
Churn Rate*[3]	37.2%	12.2%
Net Increase	7,247	7,140
Cumulative Total	**381,930**	**284,058**
Cumulative Total of DTH Services	**4,119,392**	**3,536,501**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	1,228	1,273
Churn	113	110
Churn Rate*[3]	9.2%	9.3%
Net Increase	1,115	1,163
Cumulative Total	**15,865**	**15,301**

Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	566	549
Churn	362	362
Churn Rate*[3]	10.8%	10.9%
Net Increase	204	187
Cumulative Total	**40,483**	**39,915**
Cumulative Total of Wired Broadcasting Services	**56,348**	**55,216**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of August 2006.

SKY PerfecTV! HIKARI	Properties that have approved service provision*[6]	Properties currently receiving service*[7]
Number of properties	540	796
Number of households*[8]	65,676	62,199

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399